Smoke Cartel, Inc.

1313 Rogers St.

Savannah, GA 31415

June 14, 2019

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.,

Mail Stop 4561

Washington, D.C. 20549

Attn: Sherry Haywood

Re:	Smoke Cartel, Inc.
Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-229039)

Dear Ms. Haywood:

On December 27, 2018, Smoke Cartel, Inc. (the “Company”) filed a Registration Statement (the “Registration Statement) on Form S-1 (File No. 333-229039) with the Securities and Exchange Commission (the “Commission”), which was amended on Form S-1/A on May 17, 2019. The Company’s Registration Statement has not been further amended since that date.

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests the withdrawal of its Registration Statement on Form S-1 and all amendments thereto. The Company is requesting such withdrawal as a result of the comment letter from the staff of the Commission requesting that the Company withdrawal the Registration Statement in order to renegotiate the terms if its equity line. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted. If you have any questions regarding this request for withdrawal, please contact our counsel, Scott Doney at (702) 982-5686.

Very truly yours,

/s/ Darby Cox,

Chief Executive Officer